Exhibit 99.1

CIBC Announces First Quarter 2025 Results

Toronto, ON – February 27, 2025 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2025.

Key highlights across our bank in the first quarter of 2025 included:

•	Achieved outstanding milestones with our highest ever net promoter scores in Canadian Personal Banking, Wood Gundy and Imperial Service, reflecting an exceptional level of client satisfaction.
•

Launched CIBC’s European Canadian Depositary Receipts (CDRs), a first for our growing CDR platform and a global first for the Canadian financial industry – allowing investors further access to global companies.

•	Recognized with the Best Use of AI in Client Experience, World Series and North American award by ARCET Global, a U.K. based institute with worldwide reach.
•	Named to the Dow Jones Sustainability North America Index for the 20th consecutive year for our responsible and sustainable business practices.
•	Named a 2025 Catalyst Award winner in recognition of CIBC’s ongoing commitment to advancing gender equity and inclusion at work.

First quarter highlights

	Q1/25	Q1/24	Q4/24	YoY Variance	QoQ Variance
Revenue	$7,281 million	$6,221 million	$6,617 million	+17%	+10%
Reported Net Income	$2,171 million	$1,728 million	$1,882 million	+26%	+15%
Adjusted Net Income (1)	$2,179 million	$1,770 million	$1,889 million	+23%	+15%
Adjusted pre-provision, pre-tax earnings (1)	$3,415 million	$2,862 million	$2,835 million	+19%	+20%
Reported Diluted Earnings Per Share (EPS)	$2.19	$1.77	$1.90	+24%	+15%
Adjusted Diluted EPS (1)	$2.20	$1.81	$1.91	+22%	+15%
Reported Return on Common Shareholders’ Equity (ROE) (2)	15.2%	13.5%	13.3%
Adjusted ROE (1)	15.3%	13.8%	13.4%
Net interest margin on average interest-earnings assets (2)(3)	1.50%	1.43%	1.50%
Net interest margin on average interest-earnings assets (excluding trading) (2)(3)	1.89%	1.72%	1.86%
Common Equity Tier 1 (CET1) Ratio (4)	13.5%	13.0%	13.3%

“In the first quarter of 2025, we delivered another strong financial performance by continuing to execute on our client-focused strategy, which is generating consistent results for our stakeholders,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “Our diversified business platform, robust capital position and strong credit quality give us the foundation to deliver for stakeholders in the year ahead, including support for our clients as we navigate the expected volatility in the cross-border business environment. We are a strong bank with deep client relationships and we know the clients, companies and industries we serve very well, which positions our team to offer impactful advice and solutions.”

Results for the first quarter of 2025 were affected by the following item of note resulting in a negative impact of $0.01 per share:

•	$12 million ($8 million after-tax) amortization of acquisition-related intangible assets.

Our CET1 ratio(4) was 13.5% at January 31, 2025, compared with 13.3% at the end of the prior quarter. CIBC’s leverage ratio(4) and liquidity coverage ratio(4) at January 31, 2025 were 4.3% and 132%, respectively.

(1)

This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section, including the quantitative reconciliations of reported GAAP measures to: adjusted non-interest expenses and adjusted net income on pages 3 to 5; and adjusted pre-provision, pre-tax earnings on page 5.

(2)

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Glossary” section of our Report to Shareholders for the first quarter of 2025 available on SEDAR+ at www.sedarplus.com.

(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)

Our capital ratios are calculated pursuant to the Office of the Superintendent of Financial Institution’s (OSFI’s) Capital Adequacy Requirements (CAR) Guideline and the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, all of which are based on the Basel Committee on Banking Supervision (BCBS) standards. For additional information, see the “Capital management” and “Liquidity risk” sections of our Report to Shareholders for the first quarter of 2025 available on SEDAR+ at www.sedarplus.com.

CIBC First Quarter 2025 News Release 1

Core business performance

Canadian Personal and Business Banking(1) reported net income of $765 million for the first quarter, up $51 million or 7% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and a higher provision for credit losses. The higher revenue was mainly driven by volume growth, higher net interest margin, and higher fees. Adjusted pre-provision, pre-tax earnings(2) were $1,470 million, up $150 million from the first quarter a year ago, as higher revenue was partially offset by higher adjusted(2) non-interest expenses mainly due to higher spending on strategic initiatives and employee-related compensation.

Canadian Commercial Banking and Wealth Management(1) reported net income of $591 million for the first quarter, up $68 million from the first quarter a year ago, primarily due to higher revenue, partially offset by higher expenses and a higher provision for credit losses. Commercial banking revenue was higher compared to the prior year due to volume growth and higher fee income. In wealth management, the increase in revenue was due to higher fee-based revenue from higher average AUA and AUM balances as a result of market appreciation, higher commission revenue from increased client activity, and higher net interest income. Expenses increased primarily due to higher performance-based and employee-related compensation, and higher spending on strategic initiatives. Adjusted pre-provision, pre-tax earnings(2) were $850 million, up $113 million from the first quarter a year ago, as higher revenue was partially offset by higher expenses.

U.S. Commercial Banking and Wealth Management(1) reported net income of $256 million (US$178 million) for the first quarter, up $264 million (US$184 million) from the first quarter a year ago, primarily due to a lower provision for credit losses, higher revenue, and lower expenses. Adjusted pre-provision, pre-tax earnings(2) were $382 million (US$267 million), up $79 million (US$42 million) from the first quarter a year ago, as higher adjusted(2) non-interest expenses were more than offset by higher revenue. In commercial banking higher revenue was primarily due to higher deposit and loan volumes, and higher loan margins, partially offset by lower deposit margins. Higher revenues in wealth management were primarily due to higher annual performance-based mutual fund fees, and higher fee-based revenue from higher average AUM balances from market appreciation. Adjusted(2) non-interest expenses increased mainly due to higher performance-based and employee-related compensation.

Capital Markets(1) reported net income of $619 million for the first quarter, up $97 million or 19% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher non-interest expenses and a higher provision for credit losses. Adjusted pre-provision, pre-tax earnings(2) were up $201 million or 30% from the first quarter a year ago due to higher revenue from our global markets and corporate and investment banking businesses, partially offset by higher expenses. Global markets revenue benefitted from higher equity derivatives trading and higher financing revenue. Corporate and investment banking revenue benefitted from the appreciation of the U.S. dollar and higher debt underwriting activity, partially offset by lower advisory revenue. Expenses were up due to higher performance-based and employee-related compensation, and higher spending on strategic initiatives.

Credit quality

Provision for credit losses was $573 million, down $12 million from the same quarter last year. Provision for credit losses on performing loans was up primarily due to a worsening in our economic outlook including with respect to the uncertainty that tariffs could be imposed by the U.S. government and model parameter updates in our retail portfolios. Provision for credit losses on impaired loans was down due to lower provisions in U.S. Commercial Banking and Wealth Management, and Canadian Commercial Banking and Wealth Management, partially offset by higher provisions in other strategic business units.

Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter:

•

CIBC announced that following the 40th annual CIBC Miracle Day held on December 4, 2024, $6.2 million will be going to children’s charities globally, thanks to the generosity of the bank’s team members and clients. This includes a historic $1 million gift to Breakfast Club of Canada. Miracle Day celebrations took place in New York, Chicago, Vancouver, Calgary, London, ON, Victoria, Edmonton, Ottawa, Montreal, Kanata, London in the U.K., Luxembourg and Hong Kong.

•

CIBC announced an expanded relationship with Toronto Pearson to remain the exclusive financial partner of the airport, creating new opportunities to reach and support nearly 50 million annual travellers who journey through Canada’s largest airport. Travellers will have access to five CIBC banking centres, 35 ATMs, over 30 currencies, complimentary baggage carts and Wi-Fi, our Mobile Financial Service Specialists, and more.

•

CIBC presented a cheque for $1 million to the CHU Sainte-Justine Foundation at the Bell Centre in Montreal as part of “Hockey Fights Cancer”. These funds will go towards supporting pediatric cancer research and initiatives.

•	CIBC announced a donation of US$100,000 to the American Red Cross to support wildfire relief efforts in Southern California.

(1)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the first quarter of 2025, available on SEDAR+ at www.sedarplus.com.

(2)	This measure is a non-GAAP measure. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.

2 CIBC First Quarter 2025 News Release

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures. Non-GAAP ratios include an adjusted measure as one or more of their components. Non-GAAP ratios include adjusted diluted EPS, adjusted efficiency ratio, adjusted operating leverage, adjusted dividend payout ratio, adjusted return on common shareholders’ equity and adjusted effective tax rate.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the first quarter of 2025 available on SEDAR+ at www.sedarplus.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2025	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,923	$1,703	$847	$1,574	$234	$7,281	$592
Provision for credit losses	428	39	68	21	17	573	48
Non-interest expenses	1,460	853	470	705	390	3,878	329
Income (loss) before income taxes	1,035	811	309	848	(173)	2,830	215
Income taxes	270	220	53	229	(113)	659	37
Net income (loss)	765	591	256	619	(60)	2,171	178
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders	765	591	256	619	(68)	2,163	178
Diluted EPS ($)						$2.19
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(7)	$-	$(5)	$-	$-	$(12)	$(4)
Impact of items of note on non-interest expenses	(7)	-	(5)	-	-	(12)	(4)
Total pre-tax impact of items of note on net income	7	-	5	-	-	12	4
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	2
Impact of items of note on income taxes	2	-	2	-	-	4	2
Total after-tax impact of items of note on net income	$5	$-	$3	$-	$-	$8	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,923	$1,703	$847	$1,574	$234	$7,281	$592
Provision for credit losses – adjusted	428	39	68	21	17	573	48
Non-interest expenses – adjusted	1,453	853	465	705	390	3,866	325
Income (loss) before income taxes – adjusted	1,042	811	314	848	(173)	2,842	219
Income taxes – adjusted	272	220	55	229	(113)	663	39
Net income (loss) – adjusted	770	591	259	619	(60)	2,179	180
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders – adjusted	770	591	259	619	(68)	2,171	180
Adjusted diluted EPS ($)						$2.20

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)	Includes the impact of rounding differences between diluted EPS and adjusted diluted EPS.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)	CIBC total results excludes a TEB adjustment of nil for the quarter ended January 31, 2025 (October 31, 2024: nil; January 31, 2024: $68 million).
(5)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the first quarter of 2025, available on SEDAR+ at www.sedarplus.com.

(6)

This item of note reports the impact on consolidated income tax expense had a Federal tax proposal related to the denial of Canadian dividends been substantively enacted at that time. The corresponding impact on TEB in Capital Markets and Corporate and Other is also included in this item of note with no impact on the consolidated item of note.

CIBC First Quarter 2025 News Release 3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended October 31, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,842	$1,602	$733	$1,155	$285	$6,617	$538
Provision for credit losses	280	24	83	31	1	419	61
Non-interest expenses	1,463	823	415	652	438	3,791	304
Income (loss) before income taxes	1,099	755	235	472	(154)	2,407	173
Income taxes	307	204	35	126	(147)	525	26
Net income (loss)	792	551	200	346	(7)	1,882	147
Net income attributable to non-controlling interests	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders	792	551	200	346	(15)	1,874	147
Diluted EPS ($)						$1.90
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$(6)	$-	$(6)	$-	$-	$(12)	$(4)
Reversal related to the special assessment imposed by the FDIC	-	-	3	-	-	3	2
Impact of items of note on non-interest expenses	(6)	-	(3)	-	-	(9)	(2)
Total pre-tax impact of items of note on net income	6	-	3	-	-	9	2
Income taxes
Amortization of acquisition-related intangible assets	1	-	2	-	-	3	1
Reversal related to the special assessment imposed by the FDIC	-	-	(1)	-	-	(1)	(1)
Impact of items of note on income taxes	1	-	1	-	-	2	-
Total after-tax impact of items of note on net income	$5	$-	$2	$-	$-	$7	$2
Impact of items of note on diluted EPS ($) (2)						$0.01
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,842	$1,602	$733	$1,155	$285	$6,617	$538
Provision for credit losses – adjusted	280	24	83	31	1	419	61
Non-interest expenses – adjusted	1,457	823	412	652	438	3,782	302
Income (loss) before income taxes – adjusted	1,105	755	238	472	(154)	2,416	175
Income taxes – adjusted	308	204	36	126	(147)	527	26
Net income (loss) – adjusted	797	551	202	346	(7)	1,889	149
Net income attributable to non-controlling interests – adjusted	-	-	-	-	8	8	-
Net income (loss) attributable to equity shareholders – adjusted	797	551	202	346	(15)	1,881	149
Adjusted diluted EPS ($)						$1.91

See previous page for footnote references.

4 CIBC First Quarter 2025 News Release

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, for the three months ended January 31, 2024 (5)	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,679	$1,437	$687	$1,310	$108	$6,221	$511
Provision for (reversal of) credit losses	337	20	244	-	(16)	585	182
Non-interest expenses	1,366	700	483	590	326	3,465	359
Income (loss) before income taxes	976	717	(40)	720	(202)	2,171	(30)
Income taxes	262	194	(32)	198	(179)	443	(24)
Net income (loss)	714	523	(8)	522	(23)	1,728	(6)
Net income attributable to non-controlling interests	-	-	-	-	12	12	-
Net income (loss) attributable to equity shareholders	714	523	(8)	522	(35)	1,716	(6)
Diluted EPS ($)						$1.77
Impact of items of note (1)
Revenue
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	$-	$-	$-	$(52)	$52	$-	$-
Impact of items of note on revenue	-	-	-	(52)	52	-	-
Non-interest expenses
Amortization of acquisition-related intangible assets	(7)	-	(8)	-	-	(15)	(6)
Charge related to the special assessment imposed by the FDIC	-	-	(91)	-	-	(91)	(67)
Impact of items of note on non-interest expenses	(7)	-	(99)	-	-	(106)	(73)
Total pre-tax impact of items of note on net income	7	-	99	(52)	52	106	73
Income taxes
Amortization of acquisition-related intangible assets	2	-	2	-	-	4	1
Adjustments related to the denial of dividends received deduction for Canadian banks (6)	-	-	-	(15)	52	37	-
Charge related to the special assessment imposed by the FDIC	-	-	23	-	-	23	17
Impact of items of note on income taxes	2	-	25	(15)	52	64	18
Total after-tax impact of items of note on net income	$5	$-	$74	$(37)	$-	$42	$55
Impact of items of note on diluted EPS ($) (2)						$0.04
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,679	$1,437	$687	$1,258	$160	$6,221	$511
Provision for (reversal of) credit losses – adjusted	337	20	244	-	(16)	585	182
Non-interest expenses – adjusted	1,359	700	384	590	326	3,359	286
Income (loss) before income taxes – adjusted	983	717	59	668	(150)	2,277	43
Income taxes – adjusted	264	194	(7)	183	(127)	507	(6)
Net income (loss) – adjusted	719	523	66	485	(23)	1,770	49
Net income attributable to non-controlling interests – adjusted	-	-	-	-	12	12	-
Net income (loss) attributable to equity shareholders – adjusted	719	523	66	485	(35)	1,758	49
Adjusted diluted EPS ($)						$1.81

See previous pages for footnote references.

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2025	Net income (loss)	$765	$591	$256	$619	$(60)	$2,171	$178
Jan. 31	Add: provision for credit losses	428	39	68	21	17	573	48
	Add: income taxes	270	220	53	229	(113)	659	37
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,463	850	377	869	(156)	3,403	263
	Pre-tax impact of items of note (2)	7	-	5	-	-	12	4
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,470	$850	$382	$869	$(156)	$3,415	$267
2024	Net income (loss)	$792	$551	$200	$346	$(7)	$1,882	$147
Oct. 31 (4)	Add: provision for credit losses	280	24	83	31	1	419	61
	Add: income taxes	307	204	35	126	(147)	525	26
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,379	779	318	503	(153)	2,826	234
	Pre-tax impact of items of note (2)	6	-	3	-	-	9	2
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,385	$779	$321	$503	$(153)	$2,835	$236
2024	Net income (loss)	$714	$523	$(8)	$522	$(23)	$1,728	$(6)
Jan. 31 (4)	Add: provision for (reversal of) credit losses	337	20	244	-	(16)	585	182
	Add: income taxes	262	194	(32)	198	(179)	443	(24)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,313	737	204	720	(218)	2,756	152
	Pre-tax impact of items of note (2)	7	-	99	(52)	52	106	73
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,320	$737	$303	$668	$(166)	$2,862	$225

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

Certain prior period information has been restated for changes made to our business segments. For additional information, see the “External reporting changes” section of our Report to Shareholders for the first quarter of 2025, available on SEDAR+ at www.sedarplus.com.

CIBC First Quarter 2025 News Release 5

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the United States (U.S.) Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to our 2050 net-zero ambition and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2025 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the potential imposition of U.S. tariffs on Canadian goods and energy and Canadian counter-tariffs on U.S. goods and the continuing impact of hybrid work arrangements and high interest rates on the U.S. real estate sector, and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: trade policies and tensions, including tariffs; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters such as tariffs; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks including our ability to implement various sustainability-related initiatives internally and with our clients under expected time frames and our ability to scale our sustainable finance products and services; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2024 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

6 CIBC First Quarter 2025 News Release

Conference Call/Webcast

The conference call will be held at 7:30 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 1073773#) and French (514-392-1587, or toll-free 1-800-898-3989, passcode 5601311#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2025 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 7808652#) and French (514-861-2272 or 1-800-408-3053, passcode 4825374#) until 11:59 p.m. (ET) March 13, 2025. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 14 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

CIBC First Quarter 2025 News Release 7